Exhibit 21.1

CARAVELLE INTERNATIONAL GROUP

List of Subsidiaries

Upon completion of the Business Combination, Caravelle International Group (“PubCo”)’s subsidiaries will be as follows:

Subsidiaries	Jurisdiction of Formation	Percentage of Economic Ownership

Caravelle Group Co., Ltd (“Caravelle”)	Cayman Islands	100% owned subsidiary of PubCo
Pacifico Acquisition Corp. (“Pacifico”)	Delaware	100% owned subsidiary of PubCo
SGEX Group Co., Ltd (“SGEX”)	British Virgin Islands (“BVI”)	100% owned subsidiary of Caravelle
Topsheen Shipping Group Corporation (“Topsheen Samoa”)	Samoa	90% owned subsidiary of SGEX
Topsheen Shipping Singapore Pte. Ltd (“Topsheen Shipping”)	Singapore	61% owned subsidiary of Topsheen Samoa
Topsheen Bulk Singapore Pte. Ltd (“Topsheen Bulk”)	Singapore	100% owned subsidiary of Topsheen Shipping
Singapore Garden Technology Pte. Ltd. (“Garden Technology”)	Singapore	100% owned subsidiary of SGEX